FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

October 19, 2005

Item 3.	PRESS RELEASE

October 19, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. announced the initiation of an open-label safety study of intravenous RSD1235 for the acute treatment of atrial fibrillation.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp and its co-development partner Astellas Pharma US, Inc. announced the initiation of an open-label safety study of intravenous RSD1235 for the acute treatment of atrial fibrillation.

The study, called ACT 4 (Atrial arrhythmia Conversion Trial 4) will evaluate the safety of intravenous RSD1235 in approximately 120 atrial fibrillation patients. There is no placebo or active control group in the study, which is being conducted by Astellas and carried out across approximately 30 centers in the U.S., Canada, and Europe. ACT 4 is primarily a safety study and it is anticipated that the added safety data will supplement the pivotal ACT 1 and ACT 3 trial results.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 19th day of October, 2005.

CARDIOME PHARMA CORP.

Per:
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.